UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

COMSCORE, INC.

(Name of Subject Company (issuer))

CAVENDISH SQUARE HOLDING BV

WPP PLC

(Names of Filing Persons—offerors)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

20564W105

(CUSIP Number of Class of Securities)

Cavendish Square Holding BV

c/o Andrea Harris

WPP plc

27 Farm Street

London W1J 5RJ

England

+44 (0) 20 7408 2204

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Curt Myers, Esq.

Davis & Gilbert LLP

1740 Broadway

New York, New York 10019

(212) 468-4800

CALCULATION OF FILING FEE*

Transaction valuation*	Amount of filing fee*
Not Applicable	Not Applicable

*	In accordance with General Instruction D to Schedule TO, no filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

On February 12, 2015, WPP plc, a public limited company incorporated under the laws of Jersey (“WPP”), issued a press release announcing that WPP and Cavendish Square Holding BV, a private limited liability company organized under the laws of the Netherlands and a wholly-owned subsidiary of WPP (“Purchaser”), have entered into a definitive stock purchase agreement with comScore, Inc., a Delaware corporation (the “Company”), and CS Worldnet Holding B.V., a private limited liability company organized under the laws of the Netherlands and a subsidiary of the Company, pursuant to which Purchaser has agreed to commence a tender offer to purchase up to 5,520,229 shares of common stock, par value $0.001 per share (“Shares”), of the Company for $46.13 per share by way of an all cash tender offer. WPP and the Company also issued a joint press release announcing the deal. The stock purchase agreement provides that the tender offer shall be commenced as soon as reasonably practical after the date of the agreement. The tender offer will not be conditioned upon receipt of financing or upon any minimum number of Shares being tendered. The tender offer will, however, be conditioned upon the satisfaction or waiver of regulatory and other customary conditions. The press release issued by WPP is attached hereto as Exhibit 99.1 and the joint press release issued by both WPP and the Company is attached hereto as Exhibit 99.2.

This filing on Schedule TO relates solely to preliminary communications made before the commencement of a tender offer for up to 5,520,229 shares of the outstanding common stock, par value $0.001 per share, of the Company by Purchaser.

This Schedule TO is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any of the Company’s common stock. The tender offer described herein has not yet been commenced. On the commencement date of the tender offer, an offer to purchase, a letter of transmittal and related documents will be filed with the Securities and Exchange Commission, will be mailed to stockholders of record and will also be made available for distribution to beneficial owners of the Company’s common stock. The solicitation of offers to buy the Company’s common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. When they are available, stockholders should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the tender offer. When they are available, stockholders will be able to obtain the offer to purchase, the letter of transmittal and related documents without charge from the Securities and Exchange Commission’s website at www.sec.gov or from the information agent that WPP selects. STOCKHOLDERS ARE URGED TO READ CAREFULLY THOSE MATERIALS WHEN THEY BECOME AVAILABLE PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE TENDER OFFER.

Item 12.	Exhibits

EXHIBIT NO.	DESCRIPTION

99.1	WPP Press Release, dated February 12, 2015.

99.2	comScore, Inc. and WPP Press Release, dated February 12, 2015.